This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated April 5, 1999 and the related Letter of Transmittal, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of UR Acquisition Corporation by Goldman, Sachs & Co. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                  ALL OF THE OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                           RENTAL SERVICE CORPORATION
                                       AT
                              $22.75 NET PER SHARE
                                       BY
                           UR ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                              UNITED RENTALS, INC.

        UR Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), is offering to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a price of $22.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 5, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").


THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 30, 1999, UNLESS THE OFFER IS EXTENDED.

        The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which constitutes a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition"), (2) the stockholders of the Company not having approved the Agreement and Plan of Merger, dated as of January 20, 1999 (the "NationsRent Merger Agreement"), between the Company and NationsRent, Inc., a Delaware corporation

("NationsRent"), (3) Purchaser being satisfied, in its sole discretion, that the NationsRent Merger Agreement has been terminated in accordance with its terms, and the Company having entered into a definitive merger agreement with Parent and Purchaser, to provide for the acquisition of the Company pursuant to the Offer and the proposed merger described in the Offer to Purchase, (4) Purchaser being satisfied, in its sole discretion, that the provisions of Section 203 of the Delaware General Corporation Law, as amended, are inapplicable to the Offer and the proposed merger described in the Offer to Purchase, (5) the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser's ability to acquire the Company or otherwise diminishing the expected economic value to Purchaser of the acquisition of the Company, (6) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer, and (7) the option held by NationsRent to purchase up to 19.9% of the outstanding Shares having been terminated or invalidated without any Shares having been issued thereunder. The Offer is also subject to other terms and conditions set forth in the Offer to Purchase.

        The purpose of the Offer is to enable Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the Shares.

        Parent intends to seek to negotiate with the Company with respect to the acquisition of the Company by Parent. Purchaser reserves the right to amend the Offer upon entering into an acquisition agreement or other agreement regarding a business combination with the Company or otherwise to negotiate an acquisition agreement or other agreement regarding a business combination with the Company not involving a tender offer.

     Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to American Stock Transfer & Trust Company (the "Depositary"). During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. Subject to the applicable regulations of the Securities and Exchange Commission, Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of any Shares, (ii) to terminate the Offer whether or not any Shares have theretofore been accepted for payment if any condition referred to in Section 14 of the Offer to Purchase has not been satisfied or upon the occurrence of any event specified in Section 14, and (iii) to waive any condition or otherwise amend the offer to Purchase in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary and, other than in the case of any such waiver, by making a public announcement thereof. Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled date on which the Offer was to expire.

        Tendering stockholders of record who tender Shares directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether they charge any service fees. Purchaser will pay all fees and expenses of the Depositary, Goldman, Sachs & Co., which are acting as Dealer Managers for the Offer, and Georgeson & Company Inc., which is acting as the Information Agent for the Offer, incurred in connection with the Offer and in accordance with the terms of the agreements entered into between Purchaser and/or Parent and each such person.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. In all cases, payment for

Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares ("Certificates") or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Pur-chase), (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for such Shares, regardless of any extension of the Offer or any delay in making such payment.

        If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or if Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights set forth in the Offer to Purchase, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering stockholder is entitled to and duly exercises withdrawal rights as described in
Section 4 of the Offer to Purchase. Any such delay will be an extension of the Offer to the extent required by law.

        If certain events occur, Purchaser will not be required to accept for payment or pay for any Shares tendered pursuant to the Offer. If any tendered Shares are not purchased pursuant to the Offer for any reason or are not paid for because of invalid tender, or if Certificates are submitted representing more Shares than are tendered, Certificates representing unpurchased or untendered Shares will be returned to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 of the Offer to Purchase, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as soon as practicable following the expiration, termination or withdrawal of the Offer.

        Except as otherwise provided below, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Friday, April 30, 1999 and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after June 4, 1999, or such later time as may apply if the Offer is extended. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding.

        The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is contained in the Offer to Purchase and is incorporated herein by reference.

        Requests are being made to the Company pursuant to Rule 14d-5 under the Exchange Act for use of the Company's stockholder list and security position listings for purposes of disseminating the Offer to holders of Shares. Upon compliance by the Company with such request, the Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list, or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

        Questions and requests for assistance may be directed to the Information Agent or to the Dealer Managers at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, Letter of Transmittal and other tender offer materials may be obtained at Purchaser's expense from the Information Agent or from brokers, dealers, commercial banks and trust companies. Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Dealer Managers) for soliciting tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer is:

                                    GEORGESON
                                 & COMPANY INC.
                                Wall Street Plaza
                               New York, NY 10005
                (212) 440-9800 (Banks and Brokers Call Collect)
                   (800) 223-2064 (All Others Call Toll Free)


                     The Dealer Managers for the Offer are:
                              GOLDMAN, SACHS & CO.
                                 85 Broad Street
                            New York, New York 10004
                         (212) 902-1000 (Call Collect)
                        (800) 323-5678 (Call Toll Free)

April 5, 1999